SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Accredited Home Lenders Holding Co.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00437P107

(CUSIP Number)

Todd Turall, Esq.

Stark Investments

3600 South Lake Drive

St. Francis, WI 53235

(414) 294-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 6 to Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Common Stock equal to less than 5%
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Common Stock equal to less than 5%
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock equal to less than 5%
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5%
14		TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”) of Accredited Home Lenders Holding Co. (the “Issuer”). The principal executive office of the Issuer is 15253 Avenue of Science, San Diego, California 92128.

Item 2. Identity and Background.

(a)          This Amendment No. 1 to Schedule 13D is filed on behalf of Michael A. Roth and Brian J. Stark (collectively, the “Reporting Persons”).

(b)          The principal place of business of the Reporting Persons is Stark Investments, 3600 South Lake Drive, St. Francis, WI 53235-3716.

(c)	See Items 2(b) and 5.

(d)          Neither of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

Item 5. Interest in Securities of the Issuer.

(a)(b)     The Reporting Persons currently beneficially own an aggregate of less than 5% of the Common Stock of the Issuer.

(c)(d)	Not applicable.

(e)          On October 8, 2007, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 10, 2007

/s/ Michael A. Roth
Michael A. Roth

/s/ Brian J. Stark
Brian J. Stark

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to certain shares of Common Stock of Accredited Home Lenders Holding Co. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on October 10, 2007.

/s/ Michael A. Roth
Michael A. Roth

/s/ Brian J. Stark
Brian J. Stark